 **MOSSADAMS**

Report of Independent Registered Public Accounting Firm

To the Members of the Oversight Committee of
ESL Investment Services, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) ESL Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ESL Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) ESL Investment Services, LLC stated that ESL Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ESL Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ESL Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Portland, Oregon
February 15, 2019



Investment Services℠

225 Chestnut Street • Rochester, New York 14604
585.339.4475 • 800.814.5884

February 15, 2019

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 CFR § 240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption to 17 CFR §240.15c3-3 in accordance with 17 CFR §240.15c3-3(k)(2)(i); and

2. The Company met the identified exemption provisions in 17 CFR §240.15c3-3(k) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

By: Leo Iacobelli
Its: President and Chief Operating Officer